November 18, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-KSB for the year ended September 30, 2008

            Filed December 29, 2008, File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated November 9, 2009 containing comments on the Company's response to your letter dated September 14, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-KSB for the year ended September 30, 2008

Management Discussion and Analysis, and Consolidated Balance Sheets

1.                  We note your responses to our previous comments 1 and 2. In light of the negative trends in operating results that the Company has experienced in recent periods, please add disclosure in future filings to explain in detail the methods and significant assumptions used in preparing your impairment analysis, consistent with the your response to the aforementioned comments. In addition, disclose the fact that at each point you conduct an impairment analysis, actual results will be compared with your projections and assumptions, and to the extent actual results do not meet expectations, appropriate revisions will be made, and potential impairment charges may be recognized. As a part of your response, please provide us with your proposed disclosure to be included in the upcoming Form 10K for the fiscal year ended September 30, 2009, that includes details regarding your impairment analysis consistent with your response.

Below is the proposed disclosure to be included in our upcoming Form 10K for the fiscal year ended September 30, 2009:

Impairment of Long-Lived Assets: We review our long-lived assets for impairment in accordance with the guidance of FASB ASC 360-10, Property, Plant, and Equipment, including land, property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the capitalized costs of the assets to the future undiscounted net cash flows expected to be generated by the assets and the expected cash flows are based on recent historical cash flows at the restaurant level (the lowest level that cash flows can be determined).

An analysis was performed on a restaurant by restaurant basis at September 30, 2009. Assumptions used in preparing expected cash flows were as follows:

•         Sales projections were as follows: Fiscal 2010 sales are projected flat with respect to fiscal 2009, for fiscal years 2011 to 2024 we have used annual increases of 2% to 3%. We believe the 2% to 3% increase in the years beyond 2010 is a reasonable expectation of growth and that it would be unreasonable to expect no growth in our sales. These increases include menu price increases in addition to any real growth. Historically our weighted menu prices have increased 1.5% to 6%.

•         Our variable and semi-variable restaurant operating costs are projected to increase proportionately with the sales increases as well as increasing an additional 1.5% per year consistent with inflation.

•         Our other fixed restaurant operating costs are projected to increase 1.5% to 2% per year.

•         Food and packaging costs are projected to remain flat in relation to our current fiscal 2009 food and packaging costs as a percentage of sales.

United States Securities and Exchange Commission

Washington, D.C. 20549

•         Salvage value has been estimated on a restaurant by restaurant basis considering each restaurant's particular equipment package and building size.

Given the results of our impairment analysis at September 30, 2009 there are no restaurants which have potential impairment as their projected undiscounted cash flows show recoverability of their asset values.

Our impairment analysis included a sensitivity analysis with regard to the cash flow projections that determine the recoverability of each restaurant's assets. The results indicate that even with a 20% decline in our projected cash flows we would still not have any potential impairment issues.  We have experienced higher than normal food and packaging costs as a percentage of restaurant sales in recent years and we do not believe these costs will remain at these levels in future years. However for purposes of our cash flow projections in the asset impairment analysis we have assumed our food and packaging costs will remain at these higher levels.

Each time we conduct an impairment analysis in the future we will compare actual results to our projections and assumptions, and to the extent our actual results do not meet expectations, we will revise our assumptions and this could result in impairment charges being recognized.

All of the judgments and assumptions made in preparing the cash flow projections are consistent with our other financial statement calculations and disclosures. The assumptions used in the cash flow projections are consistent with other forward-looking information prepared by the company, such as those used for internal budgets, discussions with third parties, and/or reporting to management or the board of directors.

To date we have not written down any assets due to impairment, however projecting the cash flows for the impairment analysis involves significant estimates with regard to the performance of each restaurant, and it is reasonably possible that the estimates of cash flows may change in the near term resulting in the need to write down operating assets to fair value. If the assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value would be determined using forecasted cash flows discounted using an estimated average cost of capital and the impairment charge would be recognized in income from operations.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

            Effie Simpson